

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

John G. Sample, Jr.
Senior Vice President and Chief Financial Officer
Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, GA 30319

> **Re: Atlantic American Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy filed April 1, 2010**
> **File No. 000-03722**

Dear Mr. Sample:

  We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jeffrey Riedler
           Assistant Director